Mail Stop 3561

March 16, 2006

Mr. Michael McGovern
Merrill Lynch Mortgage Investors, Inc.
4 World Financial Center, 12th Floor
250 Vesey Street
New York, New York 10080

Re: Merrill Lynch Mortgage Investors, Inc.
**   Amendment No. 1 to Registration Statement on Form S-3**
**   Filed February 17, 2006**
**   File No. 333-130408**

Dear Mr. McGovern:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

Summary of Prospectus, page S-10

2. We note your response to prior comment 9. Please revise the prospectus summary throughout to refer to "the issuing entity" rather than "the trust" or "the trust fund."

3. We note your response to our prior comment 13. Please provide bracketed language regarding the prefunding period in the summary. Refer to Item 1103(a)(5) of Regulation AB. Please also provide disclosure here, or elsewhere, to indicate that the duration of the prefunding period does not extend beyond one year from the date of issuance and that the amount of proceeds for the prefunding account is not greater than 50% of the offering proceeds. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Other Mortgage Loan Sellers, page S-15

4. Please advise us on a supplemental basis where these sellers would get the loans. Will the sellers be different than the originators to be listed below?

Significant Obligors, page S-125

5. Confirm that you will provide financial information if an obligor represents 10% or more of the pool assets. Refer to Item 1112(b) of Regulation AB..

Realization Upon Defaulted Mortgage Loans, page S-148

6. We note your response to prior comment 44. Please explain whether the payment by certain specified parties and their assignees to the issuing entity in conjunction with the exercise of a fair value call option is consistent with the requirement in Rule 3a-7(a)(1) under the Investment Company Act of 1940 that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

    Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Base Prospectus

General

7. We note your response to prior comment 30. The last sentence of the first paragraph of your response does not appear to be consistent with the second paragraph. Please revise the prospectus to discuss the method and criteria by which the pool assets are to be selected for the asset pool. Refer to Item 1111(a)(4) of Regulation AB.

The Governing Documents, page 9

8. We note your response to prior comment 32. Please revise the prospectus so that the meaning of your disclosure, as supplementally explained to us, is clear to investors.

Characteristics of the Mortgage Assets, page 10

9. We note your response to prior comment 33. Please revise the prospectus throughout to clarify the meaning of the phrases "related mortgage assets" and "other trust assets."

Payments of the Certificates, page 114

10. We note your response to prior comment 42. Please confirm that you will also discuss the triggers themselves, and not refer generally, without further explanation, to "default-related or other unanticipated expenses."

Payments of Interest, page 115

11. We note your response to prior comment 43. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g., a commodities or stock index.

Use of Proceeds, page 188

12. We note the first sentence in this section. Please disclose any possible uses of proceeds other than the purchase of trust assets or the payment of expenses related to the trust in the prospectus supplement.

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Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Mr. William Cullen (Sidley Austin)
        Fax: 212.839.5599